2025 REPORT

Teeccino


teeccino

LETTER

Dear investors,

Teeccino Caffe Inc. is redefining the beverage market with its innovative, caffeine-free coffee alternatives crafted from sustainable, plant-based ingredients. As consumer demand shifts toward wellness and functional drinks, Teeccino is uniquely positioned for growth. Your support can help scale production, expand distribution, and capture a rapidly growing global market. Continue to push for better for you coffee alternatives.

Sincerely,

Caroline MacDougall

Founder, Creator & CEO

Daniel Jenkins

CFO

Torsten Kuenzlen

Secretary

How did we do this year?

REPORT CARD

A-

☺ The Good

Strong revenue growth YoY

Strong EBITDA growth

Investment in key personnel

☹ The Bad

Not as much income falling to the bottom line as we wanted

Slowing growth in brick and mortar

Increased costs across all functional business units

2025 At a Glance

January 1 to December 31



$17,689,164 +7%

Revenue



$181,328 +380%

Net Profit



$1,407,741 +41%

Short Term Debt



$0

Raised in 2025



$232,560

Cash on Hand

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit



$16,523,532

$17,689,164



$37,811   2024

$181,328   2025

Net Margin: 1%   Gross Margin: 67%   Return on Assets: 3%   Earnings per Share: $0.02

Revenue per Employee: $442,229   Cash to Assets: 4%   Revenue to Receivables: 2,368   Debt Ratio: 60%

📄 Teeccino_Caffe_Inc_Financial_Statements__Review_Report_-_Final__1_.pdf

📄 Teeccino_2024-2025_Financials_-_Unaudited.pdf

We  Our 453 Investors

Thank You For Believing In Us

Marcus Mendiola	Bryce Butler	Sarah Howard	Louis Moore	Aliss Wang	Torsten Kuenzlen
Hatem Rowaihy	Elizabeth Schellschmidt	Candace Payton	Bfla Angel Duran	Firas Mansour	Lisa Bruno
Sharon Sweeney Fee	Muthu SANKARAN	Philip Daay	Enrico Varano	Courtney Voight	Ahmed Heiba
Hillard Harrison	Anna Mkrtchyan	Amy Kellogg	Aniuska Darnott	Roger Vernon	Sara Elliott
Selena Dyke	David Weinberger	T Taylor	José Luis Lorda Cabiro	Eric Eager	Juan Andreu
Andrés Rangel	Jean Victor Mariolle	Judi Weisbart	Tom Kellogg	Robert Nelson	Mindy Wolfe
Karri Morris	Tony Turner	Sandy T	Lisa Proctor Hawkins	Sonya E Peterson	Chip Cunningham
Daniel Thompson	Aaron O	Lorena Patzer	Genevieve Jenkins	Misty Forsman	Bonnie Z
Eileen Sun	Deana Hecker	David Yamane	Rev. Jodi L. Suson-Calhoun	Corey Humphrey	Kennedy McDuffie
Alyssa Bruner	Heather Lum	Alexander Cohen	Sheree L. Greer	Ryan Shaffer	Edward Hamby
Gabriela Popescu	Demetrius Fordham	Mary Ellen Henderson	The Naversons	Karissa M.	L L
Jillian Buckley	Joseph Caveness	Molly CM	Metka Dragos	Jarrett And Latoya Mitchell	Dan Barnes
Sarah Ruch	Hayden Rose	Michael Thatcher	Sondry Behn	Sean Fitzgerald	Jerry Brown
Russell Krake	Aashi Kabra	Jill Gladd	Sean Winner	Brian Augenstein	Shelby Thuruthumalil
Erin Rogers	Amy Desiree Goldstein	Donna Moody	Douglas M Chesler	Russ Abbott	James Watson
M. Kevin Harris	Theresa Prudencio	Lauri Maerov	Muhammad Irfan Bin Iliyas	Mark Donnelly	Suzanne S. Teuber
Laura Brandlen	Amy Goldstein	Barbara Ellen Dugan	Pam Silver Eagle W.	Mindy Collins	Babetta Daddino
Jamie Parker	Lisa Cantu King	Laura Kahn-Azzopardi	Kathy Hunter	Beatrice Hall	Harry Weatherspoon
Preston Bealle	Grigore B. Hreniuc	Krystal Sodaitis	Kevin Christian	Allan Roth	Arthetus Abraham
Charles Hollstein	Robert Bron	Philip J. Whitman, CPA	Richard L McNelly	Tyler Harris	James Bailey
Isaac Johnson	Nikki Miller	Howard Isaacson	Eduardo Mendes Alves…	Carmen Andrews	Ed Far
Rochen Roosblad	Allendra Letsome	W&M L	Janene Gray	Justine Morffiah	Clark Lee Mcdermith

Lorraine Seeberg
Bela Robert Vincze
Leora Colby
Linda Spencer
B. Cory Lee
Jo Belew
Adrianne D
Diane J Barillaro
Christine Thielke
Mark L. Kleinman
Katherine Hanson
Brenda Lemos
Susan Sundquist
Beverly Morgan
Irena Hall
Albert Mellinkoff
Linda A Powers
Patricia Conley
Michele Stern
Lisa Figueroa
Nic Lindbergh
John Elstrott
Ellen Thieleman
Tara Campbell
Marshall Yale
Deborah Shaw
Fran Lewbel
Galina B Brouwer
Daniel Ehrlich
Evan Briggs
Madeline Williams
Elizabeth Anne Taylor
Cassie Ringham-Chavez
Michele Ashton-Dysert
Srini Kottakota
Richard Dombrowski
Wanda Fox
Leonardo Prieto
Georgi Yanakiev
Carolyn D
Jennifer Maryyanek
Thomas Behrens
Holly Sherwin

Olga Lewis
Isabel Marie Schroeder
Michael Kanter
Nancy Smith
Patrick Shelley
Medvis Jackson
Michaela Kuschel
Roman Ambroselli
Eric Payton
Joyce Prunty
Emily Branch
Linda Mc Lain Schmidt
Kaitlyn Russo
Tri Nguyen
Michelle Lane
James Burns
Jenny Heuser
Jennifer Rivard
Deonna Marie Williams
Melissa Reopelle
James Pitts
Sonja Tone
Jessica McAndrews
Linda Savage
Gerald SLAVET
Jill Nussinow
Ganga White
Andrea Seastrand
Joey Blodgett
Vicki Goodman
Michelle Loyalka
Aline Cornelius
Karen G Folsom
Patricia Fagen
Philip Junior D. Yu
Charlotte Noyes
Andra Battocchio
Matthew Pluim
Mark JOHNSON
Monica Mailloux
Donna Fontana
Claire Castañon
Carrie Dike

Matt Licholai
Chris U. Ibie
Lisa Lykes
Brian Poletti
Brian Stephensonn
Chee Wei Fong
Milenko Matanovic
Adam Birbrower
Ronda Wojcicki
Robert Parker
Paula Lamanna
Ashley Robinson
Susan A Reilly
Phyllis Anita King
Mark Viglione
Mary Carlin Venus
Renee Fuller
Cynthia Leonick
Suzanne Hammer
Audrey Coe
Dale Danley
Catherine J Almo
Joel Messick
Nancy Howell
Miranda Hansen
Harrison Guillory
Nicole Vallieres
Leila Montero
John & Tamera Hines
Kerra Jones
Karen Ballantine
David F John
Andrew Ungerleider
Shawn Steffens
Dianne BUONINCONTRI
Angela Osterberger
Linda Novak
James Erwin
Bernard P Newton
Rinaldo S Brutoco
Angel Michel
James Calcote
Susan L Lipson

Kurt Staiger
Cecelia V Bland
Susan Byrnes-Olson
JD Gu
Bob Barros
Duke Garlin
Dandy Gorzynski
Mary Ann Richardson
Krista Chin
Ana L Lado
Paul Garbat
Samuel Bryant
Derick Siddoway
Jessica Dean
Hans Hansen
Cheri King
Chantal Culpepper
Bree Starling
Heather Ricks
Susan K. HOLEN
Margaret Newhouse
Sofia Zarfas
Christy Barwick
Ka Lee Lee
Janette M.
India Samuel
Judy Savage
Lina Wong
Agnes LUTUN
Lori Davison
Michael Baker
Matthew M Matasic
Julia Chavez
Christopher Snyder
Dwonia Laday
Karen Kurtz
Brian Motyl
Kathleen Bavart
Judith Soderberg
Jason Pierce
Jill Morris
Charrisse Davis
Nicole Maggio

Rob Eakin
Catherine Peglow
Richard Sodemann
Teri Jory
Liz Lucas Shelley
Grace Cummings
Sherri Hersh
Jessica Kelly
Teresa Tennant
Dona Milot Grant
Kathy Smith
Jessica Selvin
Kristine Ellor
Shirley Loggins
Doug Lacey
Valerie J. Varga
Dana PNY
Anna Donnelly
Patricia Bateman
Nikki Wolfe
Ellen Byrne
Jim Hickman
Sherri And Jess Marlow
Leslie Thomas
Dale Wofford
Roseann Keiles
Dr. Sherill Morris-Francis
Steven Sysum
Maguette Eluyode
Maureen Meyer
James Taylor
Thomas C Brafford
Jeffrey Rakity
Amanda Albrecht
Shayla Graham
Lee Ann Marie Romo
Maciej Rumprecht
Danny Griffith
Jerry Kenneth Orr
Janice Baker
Lisa Mossner
David Soendker

Thomas Batcheller
Kathryn Jaller
Rayanne Aiken
Steven Morrill
Dylan Cain
Victoria Volk
Reynan Soriano
Marie Ruzek
Bill Bowman
Carol Ann Bowman
Bruce Weatherford
Stephanie Greenawalt
Erica Halligan
Gabriela Armas
Genevieve DeMarco
Phoebe Lin
Mary Lindquist
Andrea Ulrich
Ann Marie Alspaugh
Molly Morrow
James S Munroe Jr
Tiffany Hall
Erika Babbitt-Rogers
Doris A. Lehr
Alexander Gammon...
Jill Impink
Gerald Rutherford
Leto Robinson
Valerie C
Margaret Bell
Lynda Bloom
Jessica Gagne
Shain Steffens
Kerry Cudmore
Jeremy Harvey
Kris Hall
Jennifer Marion
Ken R Anderson
Dennis Dominic Musanje
Tina Peters
John G Chamberlin
Jeanne Marie Grumet

Thank You!

From the Teeccino Team



Caroline MacDougall **in**

Founder, Creator & CEO

Serial entrepreneur & herbal product innovator. Sourced thousands of herbs globally. Former VP of Purchasing at Celestial Seasonings. Award-winning tea designer for Yogi Tea & Republic of Tea. Co-founder of tec...



Galen MacDougall **in**

Vice President of Sales

Lifelong health enthusiast & sales whiz. Expanded Teeccino sales team to a network of 150+ sales brokers nationwide, growing sales from $2.5...



Jerry Isenberg **in**

CFO & Chairman of the Board

Entertainment sector entrepreneur. Former COO of Hearst Entertainment Productions. Founded & exited 2 production companies. Former board...



Chris Linzey **in**

National Sales Manager

Grocery industry veteran. 35+ years experience in retail, distribution & manufacturing. Led sales team at Tree of Life, driving $400M in annual sales...



Dar Ringling **in**

Controller

Seasoned CFO/Controller at high growth manufacturers and large NPOs. Former Controller, Bragg Live Food Products, and prepared Bragg...

Details

The Board of Directors

Director	Occupation	Joined
Caroline MacDougall	CEO of Teeccino Caffe, Inc. @ Teeccino Caffe, Inc.	1994
Gerald Isenberg	CFO of Teeccino Caffe, Inc. @ Teeccino Caffe, Inc.	2004
Daniel Jenkins	CFO @ Teeccino	2025
Torsten Kuenzlen	CEO @ Live Well Brands	2023

Officers

Officer	Title	Joined
Caroline MacDougall	CEO President	1994
Gerald Isenberg	CFO (part time)	2004
Daniel Jenkins	CFO	2025

Voting Power ⓘ

Holder	Securities Held	Voting Power
Caroline MacDougall	4,719,680 Common and Preferred	48.1%
Gerald Isenberg	2,835,000 Common and Preferred	28.9%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
12/2012	$1,322,220	Common Stock	Section 4(a)(2)
12/2016	$450,000		Other
12/2016	$1,587,506		Other
08/2017	$40,241		Other
02/2018	$80,578		Other
03/2020	$333,500		Other
04/2020	$254,322		Other
08/2020	$119,000		Other
04/2021	$450,000		Section 4(a)(2)
06/2021	$250,000	Preferred Stock	Regulation D, Rule 506(b)
08/2021	$975,000		Other
09/2021	$147,500		Other
05/2022	$1,473,300		Other
04/2024	$613,136		4(a)(6)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
04/21/2021	$450,000 ⓘ	6.0%	0.0%	None	04/12/2026 ⓘ

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Gerald Isenberg	12/31/2016	$450,000	$257,320	6.0%	12/31/2030	Yes
Caroline MacDougall	12/31/2016	$1,587,506	$867,314	6.0%	12/31/2030	Yes
US Bank	08/01/2017	$40,241	$0	6.25%	08/01/2022	
CB&T Tea Bag Machine	02/23/2018	$80,578	$9,119	5.85%	02/22/2023	Yes
Community West Bank Loan 2825	03/03/2020	$333,500		%		
Community West Bank PPP Loan	04/11/2020	$254,322	$0	1.0%	01/25/2021	
Community West Bank EDC	08/26/2020	$119,000	$0	5.25%		
Community West Bank Loan 2977	08/02/2021	$975,000	$805,222	4.25%	08/20/2027	Yes
American Express Kabbage loan	09/07/2021	$147,500	$0	12.0%	09/07/2022	
SBA	05/03/2022	$1,473,300	$1,505,378	3.75%	05/03/2052	Yes

Related Party Transactions

On May 14, 2021, the Company entered into a long-term lease agreement with a leasing company owned by two of its major shareholders (Gerald Isenberg and Caroline MacDougall). The lease is for a term of twenty-six years and provides the Company an option to renew for an additional ten years with a 3% increase in the base rent. The Company is responsible for all operating costs incurred in operating, managing, insuring, equipping, lighting, repairing, maintaining, and policing the property, including the exterior and common areas, specifically including, without limitation, items of expense for or related to insurance premiums and deductible.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series B Preferred Stock	1,000,000	227,272	Yes
Series C Preferred Stock	1,400,000	0	Yes
Common Stock	20,000,000	7,615,293	Yes
Series A Preferred Stock	1,979,868	1,979,868	Yes

Warrants:	0
Options:	3,135,000

Form C Risks:

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment. We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations. The Company has an outstanding Economic Injury Disaster Loan (EIDL) that is secured debt.

On May 3, 2022 the Company entered into a loan agreement with the U.S. Small Business Association for a COVID- 19 Economic Injury Disaster Loan (the "EIDL Loan") with a principal amount of $1,473,300. Interest accrues at the rate of 3.75% per annum. Monthly installment payments, including principal and interest, begin thirty months from the date of the promissory note, and the balance of principal and interest will be payable thirty years from the date of the promissory note. This may require the Company to dedicate a substantial portion of its cash flow from operations or the capital raise to pay principal of, and interest on, indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other business strategies. As of December 31, 2022, the outstanding balance of the EIDL Loan is $1,505,378. The EIDL Loan is secured with a continuing security interest in all of the Company's tangible and intangible personal property now owned or hereafter acquired, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software, (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code, and (l) all accessions, attachments, accessories, parts, supplies and replacements for the Collateral, all products, proceeds and collections thereof and all records and data relating thereto. The terms of the EIDL Loan provide that upon any event of default, the SBA may (i) declare all or any portion of the EIDL Loan to be immediately due and payable, (ii) take possession of any Collateral or (iii) sell, lease or dispose of any Collateral. One of the Events of Default, as defined in that agreement is a general inability to pay its debts. Any breach, default or violation of the EIDL Loan, or any exercise or execution of the security interest, may adversely affect our business operations and financial condition.

We may implement new lines of business or offer new products and services within existing lines of business. We may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products. We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations. Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients. Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailer. We rely on various intellectual property rights, including trademarks, in order to operate our business. The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable. Trademark infringement could adversely impact our beverage business. A significant portion of our sales derives from sales of beverages branded with our trademark. If other parties attempt to misappropriate trademarks we use, we may be unable to protect these trademarks. The maintenance of the reputation of these brands is essential for the future success of our beverage business. Misappropriation of trademarks we use, or challenges thereto, could have a material adverse effect on our financial performance The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations. Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people, other than Caroline MacDougall. We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals, except Caroline MacDougall, in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence, other than for Caroline MacDougall. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel. Damage to our reputation could negatively impact our business, financial condition and results of operations. Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction. Our business could be negatively impacted by cyber security threats, attacks and other disruptions. We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business. Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business. Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings. The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels. The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk. The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies. The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations. We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer. We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations. We are subject to significant competition in the beverage industry. The beverage industry is highly competitive. The principal areas of competition are pricing, packaging, distribution channel penetration, development of new products and flavors, product positioning as well as promotion and marketing strategies. Our products compete with a wide range of beverages produced by a relatively large number of manufacturers, most of which have substantially greater financial, marketing and distribution resources and name recognition than we do. We may not be able to develop successful new beverage products, which are important to our growth. An important part of our strategy is to increase our sales through the development of new beverage products. We cannot assure you that we will be able to continue to develop, market and distribute future beverage products that will enjoy market acceptance. The failure to continue to develop new beverage products that gain market acceptance could have an adverse impact on our growth and materially adversely affect our financial condition. We may have higher obsolescent product expense if new products fail to perform as expected due to the need to write off excess inventory of the new products. Our results of operations may be impacted in various ways by the introduction of new products, even if they are successful, including the following: Sales of new products could adversely impact sales of existing products; and we may incur higher cost of goods sold and selling, general and administrative expenses in the periods when we introduce new products due to increased costs associated with the introduction and marketing of new products, most of which are expensed as incurred. Our inability to secure, maintain and increase our presence in retail stores or internet retailers could adversely impact our revenue, and in turn our business, financial condition, results of operations and prospects could be adversely affected. Our operations include sales to retail stores and internet market websites, which accounts for a substantial part of our revenue. The success of our business is largely dependent on our continuing development of strong relationships with such retailers and etailers like Whole Foods Market, Sprouts, Amazon, and other major retail chains and internet market platforms. The loss of our relationship with any large retail or ecommerce partner could have a significant impact on our revenue. In addition, we may be unable to secure adequate shelf space in new markets, or any shelf space at all, until we develop relationships with the retailers that operate in such markets. Consequently, growth opportunities through our retail channel may be limited and our revenue, business, financial condition, results of operations and prospects could be adversely affected if we are unable to successfully establish relationships with other retailers in new or current markets. We also face severe competition to display our products on store shelves and obtain optimal presence on those shelves. Due to the intense competition for limited shelf space, retailers are in a position to negotiate favorable terms of sale, including price discounts, allowances and product return policies. To the extent we elect to increase discounts or allowances in an effort to secure shelf space, our operating results could be adversely affected. We may not be able to increase or sustain our volume of retail shelf space or offer retailers price discounts sufficient to overcome competition and, as a result, our sales and results of operations could be adversely affected. In addition, many of our competitors have significantly greater financial, manufacturing, marketing, management and other resources than we do and may have greater name recognition, a more established distribution

network and a larger base of wholesale customers and distributors. As a result, these competitors may be able to devote greater resources to the development, promotion and sale of their products and respond more quickly to evolving consumer preferences for us. If our competitors' sales surpass ours, retailers may give higher priority to our competitors' products, causing such retailers to reduce their efforts to sell our products and resulting in the loss of advantageous shelf space. Shifting Consumer Tastes. Consumer acceptance and desire for existing and emerging healthy foods, snacks and beverages are continually changing and are extremely difficult to predict. The Company is striving to be on the right side of this macro shift at. Increased consumer concerns about nutrition, healthy diets (some known as Paleo, KETO, Whole30, and Vegan regimens) and food allergies are ever changing. This brings to our business the risk that sales of our products may decline due to perceived health concerns, changes in consumer tastes or other reasons beyond the control of the Company. The consumer acceptance and resulting success of new products will be one of the keys to the success of the Company's business plan. There can be no assurance that the Company will succeed in the development of any new products or that any new products developed by the Company will achieve market acceptance or generate meaningful revenue for the Company. Claims related to our product assertions. Our products are sold as caffeine-free, prebiotic, acid-free gluten-free, and USDA organic products containing substantial amounts of various ingredients. Consumers and other consumer groups often challenge these types of claims. The law in the area of what is natural and other aspects of our marketing our products is not settled and, in most cases, not statutory. In the U.S., there is a mixture of federal and state law that is not consistent. Therefore, we may be subject to various claims about our advertising and our products from time to time, which may cause us to pay monetary damages, change our advertising or change our products. Any of these actions may result in adverse consequences to our operations, our product placement and results of operations. Consumers may have preconceptions about the health benefits of herbal tea, herbal coffee or our other products, or the raw materials in our products; such health benefits are not guaranteed or proven. Health benefits of our products are not guaranteed and have not been proven. Although we do not market our products as having any potential health benefits, other than claiming periodically that, among other things, certain products are "brimming with nutritious health benefits," "helps restore alkaline balance" or provide a "natural energy boost", there may be a consumer perception that drinking our products may have beneficial health effects. Consequently, negative changes in consumers' perception of the benefits of our products or negative publicity surrounding our product may result in loss of market share or potential market share and hence, loss of your investment. We are also prohibited from touting unconfirmed health benefits in our advertising and promotional activities for the products, both directly and indirectly through claims made by third-party endorsers when those endorsers have a material connection to our company. Our warehousing and manufacturing facilities are subject to risks that may negatively affect our business and operations. Our ability to make, store, and move our products is important to our success. Disruption to our manufacturing capabilities or to our storage capabilities, due to damage to our facilities or equipment, inability or delay in replacing parts or equipment, weather, natural disaster, fire, terrorism, pandemic, or other factors within or beyond our control, could impair our ability to manufacture or distribute our products. If we fail to mitigate the possible impact of such events, or effectively manage them if they occur, they could adversely affect our business and results of operations. Such events could also require additional resources to restore our supply chain. Our manufacturing facilities are subject to, or may become subject to, laws and regulations administered by the FDA, USDA, the Occupational Safety and Health Administration, and other federal, state, and local governmental agencies relating to the production, storage, distribution, quality, and safety of food products and the health and safety of our employees. Our failure to comply with such laws and regulations could subject us to lawsuits, administrative penalties, and civil remedies, including fines, injunctions, and recalls of our products. Changes in such laws or regulations that impose additional requirements on us could increase the cost of operating our facilities, causing our results of operations to be adversely affected. Changes in the beverage business environment and retail landscape could adversely impact our financial results. The beverage business environment is rapidly evolving as a result of, among other things, changes in consumer preferences, including changes based on health and nutrition considerations and obesity concerns; shifting consumer tastes and needs; changes in consumer lifestyles; and competitive product and pricing pressures. In addition, the beverage retail landscape is very dynamic and constantly evolving, not only in emerging and developing markets, where modern trade is growing at a faster pace than traditional trade outlets, but also in developed markets, where discounters and value stores, as well as the volume of transactions through e-commerce, are growing at a rapid pace. If we are unable to successfully adapt to the rapidly changing environment and retail landscape, our share of sales, volume growth and overall financial results could be

rapidly changing environment and retail landscape, our share of sales, volume growth and overall financial results could be negatively affected. Important factors affecting our ability to compete successfully include the efficacy, taste and flavor of our products, trade and consumer promotions, rapid and effective development of new, unique cutting-edge products, attractive and different packaging, branded product advertising and pricing. The success of our social media and other general marketing endeavors may impact our business, financial condition and results of operation. Our products compete with all coffee and tea products of much larger and substantially better financed competitors, including the products of numerous nationally and internationally known producers, such as the Starbucks Coffee Company, Celestial Seasonings, Four Sigmatics, Traditional Medicinal, Mud/Wtr, and others. We also compete with companies that are smaller or primarily local in operation. Our products also compete with private label brands such as those carried by supermarket chains, convenience store chains, drug store chains, mass merchants and club warehouses. The rapid growth in sales through e-commerce retailers, e-commerce websites, mobile commerce applications and subscription services, and closures of physical retail operations, particularly during, and potentially following, the COVID-19 pandemic, may result in a shift away from physical retail operations to digital channels and a reduction in impulse purchases. Further, the ability of consumers to compare prices on a real-time basis using digital technology puts additional pressure on us to maintain competitive prices. We have been growing our e-commerce sales and leveraging our retail partners e-commerce platforms. However, if we are unable to successfully adapt to the rapidly changing retail landscape, our share of sales, volume growth and overall financial results could be negatively affected. Due to competition in the beverage industry, there can be no assurance that we will not encounter difficulties in maintaining our current revenues, market share or position in the beverage industry. If our revenues decline, our business, financial condition and results of operations could be adversely affected. Our business is subject to the risks of earthquakes, fires, floods, power outages and other catastrophic events, and to interruption by manmade problems such as terrorism. A disruption at our production facility could adversely impact our results of operations, cash flows and financial condition. A significant natural disaster, such as an earthquake, fire or a flood or a significant power outage could have a material adverse impact on our business, financial condition or operating results. If there were a catastrophic failure at our production facility, our business would be adversely affected. The loss of a substantial amount of inventory – through fire, other natural or man-made disaster, contamination, or otherwise – could result in a significant reduction in supply of the affected product or products. Similarly, if we experienced a disruption in the supply of our products, our business could suffer. A consequence of any of these supply disruptions could be our inability to meet consumer demand for the affected products for a period of time. In addition, there can be no assurance that insurance proceeds would cover the replacement value of our products or other assets if they were to be lost. In addition, if a catastrophe such as an earthquake, fire, flood or power loss should affect one of the third parties on which we rely, our business prospects could be harmed. Moreover, acts of terrorism could cause disruptions in our business or the business of our third-party service providers, partners, customers or the economy as a whole. We may encounter difficulties in maintaining relationships with suppliers, distributors and customers. Our business success is, dependent, in part, on our ability to maintain good relationships with our suppliers, distributors and customers. However, we cannot guarantee any current relationships with our suppliers, distributors, partners, customers, or any other entity or individual selling our products on a consumer-facing platform. We define "platform" as any physical or digital intermediary through which our products are sold, including, but not limited to, retail and marketplace websites and physical retail stores. We cannot predict the financial health of our customers or other platforms through which our products are sold, and, consequently, the maintenance of our current and/or future relationships cannot be guaranteed. The loss of one or more a customer accounts could significantly negatively impact our business. We source certain packaging materials labels and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers. Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years. We rely on third-party suppliers to provide basic ingredients for our products. We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate production of our products, or from whom we acquire such items, do not provide ingredients or packaging components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material, component, basic ingredient subsystem. The Company is vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight. The Company purchases large quantities of raw materials, including ingredients such as carob pods, chicory root, barley, dandelion root, and ramon seeds. Costs of ingredients and packaging, are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand, and changes in governmental trade and agricultural programs. Additionally, the prices of packaging materials and freight are subject to fluctuations in price. The sales prices to the Companies' customers are a delivered price. Therefore, changes in the Company's input costs could impact their gross margins. Their ability to pass along higher costs through price increases to their customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which the Company competes. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect the Company's results of operations. The Company buys from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond the Company's control. The Company does not have long-term contracts with many of their suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase their costs and disrupt their operation. We rely on independent certification for a number of our products and our marketing of products marked "Organic," "Prebiotic," "Gluten-Free" and "Kosher." Loss of certification within our supply chain or as related to our manufacturing process or failure to comply with government regulations pertaining to the use of such terms could harm our business. We rely on independent certification, "Kosher," "Organic," and "Gluten-Free," to differentiate some of our products from others. We must comply with the requirements of independent organizations or certification authorities in order to label our products as certified. The loss of any independent certifications could adversely affect our marketplace position, which could harm our business. In addition, the U.S. Department of Agriculture require that our certified organic products meet certain consistent, uniform standards. Compliance with such regulations could pose a significant burden on some of our suppliers, which could cause a disruption in some of our product offerings. Moreover, in the event of actual or alleged non-compliance, we might be forced to find an alternative supplier, which could adversely affect our business, results of operations and financial condition. The FDA and the USDA have defined the terms "Organic," "Kosher," and "Gluten Free," and we must comply with the FDA's and the USDA's definition if we include these labels on our products. Our products could lose their organic, kosher and gluten-free certifications if our raw material suppliers lose their product certifications for those specified claims. We could also lose our Kosher product certification if our production facility or a contract manufacturing plant is found to be in violation of required manufacturing or cleaning processes. The loss of any of these independent certifications, including for reasons outside of our control, could harm our business. A large portion of our sales involves the sale of gluten-free, caffeine-free products. While gluten-free, acid-free, prebiotic and caffeine-free products are currently popular and sales of gluten-free, prebiotic and "caffeine-free products generally have been increasing rapidly, there is no assurance that consumers will continue to be interested in gluten-free, prebiotic, acid-free and caffeine-free products. Consumers may in the future choose to purchase other products which they perceive to be healthier or more "trendy" at a future time. Consumers may prefer products with fewer carbohydrates, additional functional benefits, or may no longer require the health benefits provided by gluten-free, prebiotic, acid-free and caffeine-free products. In addition, our business could be adversely affected if larger, well-capitalized (or private-equity backed) companies elected to provide gluten-free, acid-free, prebiotic and caffeine-free products in the beverage category. Consolidation among the retail grocery industry may hurt profit margins. Over the past several years, the retail grocery industry has undergone significant consolidations and mass merchandisers are gaining market share. As this trend continues and such customers grow larger, they may seek lower pricing or increased promotional pricing from suppliers since they represent more volume. As a result, our profit margins may be negatively impacted. In the event of consolidation if the surviving entity is not a customer, we may lose key business once held with the acquired retailer. We may be unable to anticipate changes in consumer preferences and trends, which could result in decreased demand for our products. Our success depends in part on our ability to anticipate the tastes and eating habits of consumers and to offer products that appeal to their preferences. Consumer preferences change from time to time and can be affected by a number of different and unexpected trends. Our failure to anticipate, identify or react quickly to these changes and trends, and to introduce new and improved products on a timely basis, could result in reduced demand for our products, which would in turn cause our revenues and profitability to suffer. Similarly, demand for our products could be affected by consumer concerns regarding the health effects of nutrients or ingredients such as trans fats, sugar, processed wheat or other product attributes. We are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints both domestically and abroad and our failure to comply with these laws, regulations and constraints could lead to the imposition of significant penalties or claims, which could harm our financial condition and operating results. In both the U.S. and foreign markets, the formulation, manufacturing, packaging, labeling, distribution, sale and storage of our products are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints. Such laws, regulations and other constraints may exist at the federal, state or local levels in the United States and at all levels of government in foreign jurisdictions. We are subject to regulation by one or more federal agencies including the U.S. Food and Drug Administration (FDA), the U.S. Federal Trade Commission, the U.S. Department of Agriculture (USDA), state and local authorities and foreign governmental agencies. In addition, the adoption of new regulations or changes in the interpretations of existing regulations may result in significant compliance costs or discontinuation of product sales and may negatively impact the marketing of our products, resulting in significant loss of sales revenues. Our failure to comply with these current and new regulations could lead to the imposition of significant penalties or claims, limit the production or marketing of any non-compliant products or advertising and could negatively impact our business. The conduct of our businesses, including the production, storage, distribution, sale, display, advertising, marketing, labeling, transportation and use of our products, as well as our health and safety practices, are subject to various laws and regulations administered by federal, state and local governmental agencies in the United States, as well as to laws and regulations administered by government entities and agencies outside the United States in markets in which our products may be made, manufactured, distributed or sold. Many of these laws and regulations may have differing or conflicting legal standards across the various markets where our products are made, manufactured, distributed or sold. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including, but not limited to, political, economic or social events. Such changes may include changes in: food and drug laws; laws related to product labeling, advertising and marketing practices; laws regarding the import or export of our products or ingredients used in our products; laws and programs aimed at reducing, restricting or eliminating ingredients or substances in, or attributes of, our products; laws and programs aimed at discouraging the consumption or altering the package or portion size of our products; increased regulatory scrutiny of, and increased litigation involving product claims and concerns regarding the effects on health of ingredients or substances in our products; state consumer protection laws; taxation requirements, including the imposition or proposed imposition of new or increased taxes or other limitations on the sale of our products; employment laws; privacy laws; laws regulating the price we may charge for our products. New laws, regulations or governmental policy and their related interpretations, or changes in any of the foregoing, including taxes or other limitations on the sale of our products, ingredients or substances contained in our products or commodities used in the production of our products, may alter the environment in which we do business and, therefore, may increase our costs or liabilities or reduce demand for our products, which could adversely affect our business, financial condition or results of operations. Governmental entities or agencies in jurisdictions where our products are made, manufactured, distributed or sold may also impose new labeling, product or production requirements, or other restrictions. If one jurisdiction imposes or proposes to impose new requirements or restrictions, other jurisdictions may follow and the requirements or restrictions, or proposed requirements or restrictions, may result in adverse publicity (whether or not valid). For example, if one jurisdiction imposes a specific labeling requirement or requires a specific warning on any product that contains certain ingredients or substances, other jurisdictions may react and impose restrictions on products containing the same ingredients or substances, which may result in adverse publicity or increased concerns about the health implications of consumption of such ingredients or substances in our products (whether or not valid). If consumer concerns, whether or not valid, about the health implications of consumption of ingredients or substances present in our products increase as a result of these studies, new scientific evidence, new labeling, product or production requirements or other restrictions, or for any other reason, including adverse publicity as a result of any of the foregoing, or if we are required to add warning labels to any of our products or place warnings in locations where our products are sold, demand for our products could decline, or we could be subject to lawsuits or new regulations that could affect sales of our products, any of which could adversely affect our business, financial condition or results of operations. In addition, regulatory authorities under whose laws we operate may have enforcement powers that can subject us to actions such as product recall, seizure of products or other sanctions, which could have an adverse effect on our sales or damage our reputation. Suppliers, producers, distributors or other third parties with whom we do business could take actions, intentional or not, that violate these policies and procedures or applicable laws or regulations. Violations of these laws or regulations could subject us to criminal or civil enforcement actions, including fines, penalties, disgorgement of profits or activity restrictions, any of which could adversely affect our business, financial condition or results of operations. As a food and beverage production company, all of the Company's products must be compliant with regulations by the Food and Drug Administration (FDA). The Company must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing, and appropriate labeling of the products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that the Company's products could become non-compliant with the FDA's regulations and any such non-compliance could harm the business. The Company depends on the performance of distributors to sell its product to end users. The Company distributes its products through direct-to-consumer websites as well as to independent distributors for distribution to retail locations such as grocery and specialty stores and restaurants. Sustained growth will require us to maintain such relationships and enter into arrangements with additional distributors in new markets. No assurance can be given that we will be able to maintain our current distribution network or secure additional distributors on terms favorable to us, or at all. Our distributors often represent competing brands and are to varying degrees influenced by their continued business relationships with competitors. Our business, financial condition and results of operations could be adversely affected if our products prove to be less attractive to our existing distributors, if we fail to attract additional distributors, or if our distributors do not market and promote our products above the products of our competitors. Substantial disruption to production at our manufacturing and distribution facilities could occur. A disruption in production at our manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations. Adverse economic, weather, or other conditions may impact our supply and the price of our ingredients and raw materials. We are not always able to immediately pass cost increases to our customers and any increase in the cost of our products, or ingredients thereof, could have an adverse effect on our results of operations. If economic or weather conditions impair our raw ingredients, or the suppliers thereof, we may be unable to source ingredients or materials for our products. Additionally, insofar as suppliers thereof increase costs as a result of supply and demand or other factors, we are not always able to immediately pass cost increases to our customers. Therefore, cost increases could have an adverse effect on our results of operations. Failure by our transportation providers to deliver our products on time or at all could result in lost sales. We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results. Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections. With shelter-in-place orders and non-essential business closings potentially happening intermittently throughout 2022 and into the future due to COVID-19, the business closings potentially happening intermittently throughout 2022 and into the future due to COVID-19, the Company's revenue may have been, and may continue to be, adversely affected.

Our supply chain and retail sales may be adversely impacted due to the COVID-19 outbreak.

Continued concerns relating to COVID-19 have resulted in significant governmental measures being implemented to control the spread of the virus, including, among others, restrictions on manufacturing and the movement of employees in many regions of the country. As a result of COVID-19 and the measures designed to contain the spread of the virus, our third-party manufacturers may not have the materials, capacity, or capability to manufacture our products according to our schedule and specifications. If our third-party manufacturers' operations are curtailed, we may need to seek alternate manufacturing sources, which may be more expensive. Alternate sources may not be available or may result in delays in shipments to us from our supply chain and subsequently to our customers, each of which would affect our results of operations. While the disruptions and restrictions on the ability to travel, quarantines, and temporary closures of the facilities of our third-party manufacturers and suppliers, as well as general limitations on movement in the region are expected to be temporary, the duration of the production and supply chain disruption, and related financial impact, cannot be estimated at this time. Should the production and distribution closures continue for an extended period of time, the impact on our supply chain could have a material adverse effect on our results of operations and cash flows. The COVID-19 outbreak could also delay our release or delivery of new or product offerings or require us to make unexpected changes to such offerings, which may materially adversely affect our business and operating results. Finally, as a result of the governmental restrictions to control the spread of the COVID- 19 outbreak, we have experienced, along with wholesale partner stores, store closures and a decrease in consumer traffic, which will have a material adverse effect on our results of operations. Our operating results could also continue to be adversely affected to the extent that the COVID-19 outbreak harms the economy in general. In addition, the COVID-19 outbreak could result in an economic downturn that could affect demand for our products and materially adversely affect our business, operating results, and financial condition. Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products. Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation. One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain. Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection. Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events. Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business. The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain materials in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products. We could also be the target of claims relating to false or deceptive advertising in connection with the marketing and advertising of the products we sell, including under the auspices of the Federal Trade Commission, the consumer protection statutes of some states as well as certain non-government watchdog groups and class action law firms. In addition, the FDA has aggressively enforced its regulations with respect to structure/function claims (e.g., "calcium builds strong bones"), health claims (e.g., "adequate calcium throughout life may reduce the risk of osteoporosis"), nutrient content claims (e.g., "high in antioxidants") and other claims that impermissibly suggest therapeutic or other benefits for certain products, foods or food components. In addition, the number of private consumer class actions relating to false or deceptive advertising against cosmetic, food, beverage and nutritional supplement manufacturers has increased in recent years. These events could interrupt the marketing and sales of products in our stores, including our private label products, severely damage our brand reputation and public image, increase the cost of products in our stores, result in product recalls or litigation, and impede our ability to deliver merchandise in sufficient quantities or quality to our stores, which could result in a material adverse effect on our business, financial condition, results of operations and cash flows. Future product recalls or safety concerns could adversely impact our results of operations. We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products. Risks Related to the Offering State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities. The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future. The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering. Neither the Offering nor the Securities have been registered under federal or state securities laws. No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits. The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering. Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication. The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination. The Company has the right to extend the Offering Deadline. The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early. If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early. Risks Related to the Securities The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. Investors Purchasing the Securities will have limited rights. Upon executing the Subscription Agreement for Series C Preferred Stock (the "Subscription Agreement"), the Investor, shall have no (i) voting, information or inspection, or dividend rights not explicitly provided by the Subscription Agreement, and such rights shall be limited exclusively to those provided for in the Subscription Agreement, or (ii) right to be deemed the legal record owner of the Securities for any purpose, nor will anything in such subscription agreement be construed to confer on the Investor any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise, unless provided explicitly herein or in the Subscription Agreement. Each Investor must purchase the Securities in the Offering for Investor's own account for investment. Each Investor must purchase the Securities for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and each Investor must represent it has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor must acknowledge and agree that the Subscription Agreement for Series C Preferred Stock and the underlying securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Investor representations. Investors purchasing the Securities in this Offering may be significantly diluted as a consequence of subsequent financings. The Securities being offering will be subject to dilution. The Company intends to issue additional equity to financings. The Securities being offering will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of Securities stock will be subject to dilution in an unpredictable amount. Such dilution will reduce an Investor's control and economic interests in the Company. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities. We arbitrarily determined the price of the Securities and such price which may not reflect the actual market price for the Securities. The Offering of Securities at $3.70 per share to investors investing up to the first $1,000,000 of the Offering and $4.63 per share to investors investing any amounts above the first $1,000,000 of the Offering, by us was determined arbitrarily and the pre-money valuation of the Company arising from such price per share in this Offering is $60,000,000. The price is not based on our financial condition and prospects, market prices of similar securities of comparable publicly traded companies, certain financial and operating information of companies engaged in similar activities to ours, or general conditions of the securities market. The price may not be indicative of the market price, if any, for the Securities, or our common stock. The market price for our common stock, if any, may decline below the price at which the Securities are offered. Moreover, recently the capital markets have experienced extreme price and volume fluctuations which have had a negative effect impact on smaller companies, like us. The price of the Securities and our common stock has been and is likely to continue to be volatile. In addition to the risk factors described in this section and elsewhere in this Form C, factors that may cause the price of the Securities and our common stock to fluctuate include, but are not limited to: Announcements by us or our competitors of significant contracts, productions, acquisitions or capital commitments; changes in our financial estimates and projects; variations in quarterly operating results; the overall performance of the equity markets; general economic conditions; terrorist acts; litigation involving our company or investigations or audits by regulators into the operations of our company or our competitors; future sales of our securities; and investor perception of us and the industries in which we operate.

The Company's executive officers and directors will continue to exercise significant control over the Company after this Offering, which will limit your ability to influence corporate matters and could delay or prevent a change in corporate control. Immediately following the completion of this Offering, and assuming we complete the maximum Offering, the Company's executive officers will beneficially hold a majority of the Company's outstanding common and preferred stock, assuming conversion of the Securities. As a result, these stockholders will be able to influence our management and affairs and control the outcome of matters submitted to stockholders for approval, including the election of directors and any sale, merger, consolidation, or sale of all or substantially all of the Company's assets. In addition, this concentration of ownership might adversely affect the Company by: (1) delaying, deferring or preventing a change of control of the Company; (2) impeding a merger, consolidation, takeover or other business combination involving the Company; or (3) discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company. Investors will not be entitled to any inspection or information rights other than those required by law. Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things. There is no guarantee of a return on an Investor's investment. There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision. IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

A general economic recession could impact our business. Consumer spending may change with a recession and consumers may spend less money on our products.

Competition from brands that raise significant amounts of capital from venture capitalists and other sources of investment capital have the advantage of financing much larger monthly budgets for ad campaigns on social media than our financials allow us to support.

Tariffs on our imported ingredients can hurt our profitability as they increase our cost of goods before we are able to raise prices to accomodate for them.

Our future success depends on a small management team. The loss of any of our team members could have an adverse affect on the Company. There can be no assurance that we will be succesful in attracting and retaining the expertise we require to successfully grow our busintess.

Our manufacturing facility depends on imported machinery that can break down affecting our production capacity. Our customers require short shipping windows. Any drop in productivity can affect our sales revenue.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the

to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ⊙ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created ⊙ for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Teeccino Caffe, Inc.

California Corporation
Organized June 1994
40 employees
130 Lombard Street
Oxnard CA 93030 http://www.Teeccino.com

Business Description

Refer to the Teeccino profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Teeccino has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Delayed filing

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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